                                                               November 15, 1996
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C.  20549

                      Interim Report Under Rule 24 of the
                   Public Utility Holding Company Act of 1935
                      Columbia Energy Services Corporation
                           12355 Sunrise Valley Drive
                                   Suite 300
                             Reston, VA 20191-3420

                                File No. 70-8775

Ladies and Gentlemen:

         In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the order of the Commission dated March 25, 1996, authorizing the financing transactions and business activities as more fully described in the Joint Application/Declaration, as amended (the "Application"), the undersigned hereby certifies to the Commission that:

1) For the period July 1, 1996, through September 30, 1996, Consumer Service Partners, Inc. ("Partners") sold and Columbia Energy Services purchased, 50 shares of Common Stock ($25 par value) for $500,000.

         For the cumulative period ended September 30, 1996, Consumer Service Partners, Inc. ("Partners") sold and Columbia Energy Services ("CES") purchased, 100 shares of Common Stock ($25 par value) for $1,000,000.

2) For the period July 1, 1996, through September 30, 1996, and cumulatively through September 30, 1996, Partners recorded $3,997.00 in revenues. The percentage of revenues attributable to each type of service provided by Partners, and the amount of revenues derived from customers residing in the states in which the Columbia Gas Distribution Companies operate in relation to Partners total revenues are illustrated below.

                                                     3rd Quarter              Cumulative
                                                     -----------              ----------
                 Sales by Activity
         ----------------------------------
         Payment Partner - Kentucky                 $415      10%             $415    10%
         Payment Partner - Ohio                     $662      17%             $662    17%
         Appliance Partner - Ohio                   $713      18%             $713    18%
         Gas Line Warranty - Ohio                 $2,206      55%           $2,206    55%
                                                  ------    -----           ------   -----
                 Gross Sales                      $3,996     100%           $3,996   100%

                                                        3rd Quarter          Cumulative
                                                        -----------          ----------
                    Sales by State
         ------------------------------------
                 Kentucky                           $415      10%              $415    10%
                 Ohio                             $3,581      90%            $3,581    17%
                                                  ------    -----            ------   -----
                          Total                   $3,996     100%            $3,996   100%


3) For the period July 1, 1996, through September 30, 1996, and cumulatively through September 30, 1996, Columbia LDC's provided services to Partners which Partners in turn reimbursed Columbia LDC's.
       Illustrated below by individual Columbia LDC are the services that were provided and the applicable cost for each type.

                Statement of Services Provided by Columbia LDC's

                                            3rd Quarter       Cummulative
                                            -----------       -----------

         Columbia Kentucky - Labor           $658     8%        $658     8%
         Columbia Ohio - Labor             $7,340    92%      $7,340    92%
                                           ------   -----     ------   -----
                Total                      $7,998   100%      $7,998   100%



         Statement of Services Paid for and Provided by Columbia LDC's

                                            3rd Quarter                         Cumulative
                                          ---------------                    ----------------
         Columbia Kentucky - Labor *           $0     0%                         $0       0%
         Columbia Ohio - Labor             $7,340    92%                     $7,340      92%
                                           ------  -----                     ------     -----
                  Total                    $7,340   100%                     $7,340     100%

* Timing only. Columbia Kentucky was reimbursed in the fourth quarter which is outside the time period applicable to this filing.


4) Partners entered into Affiliated Interest Agreements (attached as Exhibit A and Exhibit B) with certain of Columbia's Local Distribution Companies ("LDC's").





                                       Very Truly yours,

                                       COLUMBIA ENERGY SERVICES CORPORATION


                                       By:     //s//J. W. Trost
                                             ---------------------------------
                                              J. W. Trost, Vice President

                                                                EXHIBIT A


Commonwealth of Pennsylvania
    Pennsylvania Public Utility Commission
    P.O. Box 3265, Harrisburg, PA  17105-3265

Affiliated Interest Agreement between
Columbia Gas of Pennsylvania, Inc., Columbia Gas of Maryland, Inc., Columbia Gas of Ohio, Inc., Columbia Service Partners, Inc., and Columbia Energy Services, Inc.



                                AGREEMENT AMONG
                              AFFILIATED INTERESTS


              This AGREEMENT, dated as of the 26th day of April, 1996, is by and among the following:

                       Columbia Gas of Pennsylvania, Inc.
                       Columbia Gas of Maryland, Inc.
                       Columbia Gas of Ohio, Inc.
                       Columbia Service Partners, Inc.

              WHEREAS, the foregoing companies are wholly-owned subsidiaries of The Columbia Gas System, Inc. ("Columbia"), and therefore affiliates; and

              WHEREAS, Columbia has received an order from the Securities and Exchange Commission ("Order") authorizing formation of a nonutility subsidiary to provide energy-related consumer services of a nature described herein and in the attached Order, and

              WHEREAS, Columbia has incorporated Columbia Service Partners,

Inc. ("Partners") to engage in the business of providing such energy-related consumer services; and

              WHEREAS, Partners will require from the foregoing companies services described herein and in the attached Order;



              NOW THEREFORE, in consideration of the mutual covenants

contained herein, the parties hereto agree as follows:

                                   ARTICLE I
                            SERVICES AND SUPPLIES TO
                             BE FURNISHED BY OR ON
                              BEHALF OF AFFILIATES

         Any of the affiliated companies may from time to time provide Partners with customer billing, accounting, and other energy-related services for consumer services offered to end-user customers.  Such consumer services may include safety inspections, appliance financing, billing insurance, appliance repair warranty, gas line repair warranty, merchandising of energy-related goods, commercial equipment service, bill risk management products, consulting and fuel management services, electronic measurement services and incidental services as described in the attached Order.



                                   ARTICLE II
                               PAYMENT OF CHARGES

         All services between the foregoing companies and Partners, or between

Partners and any other Columbia company, required to conduct the new consumer services will be billed at cost, in accordance with Section 13(b) of the Public

Utility Holding Company Act of 1935 and rules thereunder.



                                  ARTICLE III
                               BILLING PRACTICES

         As soon as practical after the last day of each month, or such other period as may be agreed upon by the respective companies, a billing shall be rendered for all amounts due for services and expenses for such period,

computed pursuant to this Agreement.  These bills shall be in sufficient detail to show separately the charge for each class of service rendered.  All amounts so billed shall be paid within a reasonable time after receipt.  The companies shall keep their books and records
available at all times for inspection by representatives of the other companies or by regulatory bodies having jurisdiction over them, and upon request, shall furnish any and all information required with respect to the services rendered, the costs thereof and the allocation of such costs among all companies party to this Agreement.

         This Agreement shall be in full force and effect as of the date first mentioned above, and shall continue until terminated by any of the parties hereto giving the others sixty days written notice of termination; provided,

however, this Agreement shall be subject to termination or modification at any time to the extent necessary to comply with the provisions of the Public

Utility Holding Company Act of 1935, as amended, or any rule, regulation or order of the Securities and Exchange Commission; provided further that this

Agreement shall be subject to the approval of any state or federal regulatory body or agency, the approval of which is a legal prerequisite to the execution,

acceptance or performance of this Agreement.  This Agreement shall terminate immediately with regard to any party as of the date such company ceases to be an affiliate of all of the other parties to this Agreement.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first written above.




WITNESS:                                   COLUMBIA GAS OF PENNSYLVANIA, INC.



 //s//S. J. Sagun                          //s//Gary J. Robinson
-----------------------                    ------------------------------------
                                              Gary J. Robinson
                                              President

WITNESS:                                   COLUMBIA GAS OF MARYLAND, INC.


 //s//S. J. Sagun                          //s//Gary J. Robinson
-----------------------                    -----------------------------------
                                               Gary J. Robinson
                                               President

WITNESS:                                   COLUMBIA GAS OF OHIO, INC.


 //s//Norma LeMaster                         //s//Robert C. Skaggs, Jr
-----------------------                    -----------------------------------
                                                Robert C. Skaggs, Jr.
                                                President

WITNESS:                                   COLUMBIA SERVICE PARTNERS, INC.



 //s//W. R. Barnes                              //s//Jeffrey A. Meyers
-----------------------                    -----------------------------------
                                                  Jeffrey A. Meyers
                                                  Vice President

                                                                EXHIBIT B




                                  PENNSYLVANIA
                           PUBLIC UTILITY COMMISSION
                           HARRISBURG, PA 17105-3265

                                           Public Meeting held September 5, 1996

Commissioners Present:

                 John M. Quain, Chairman
                 Lisa Crutchfield, Vice Chairman
                 John Hanger
                 David W. Rolka
                 Robert K. Bloom


Affiliated Interest Agreement Between
Columbia Gas of Pennsylvania, Inc.
Columbia Gas of Maryland, Inc., Columbia
Gas of Ohio, Inc., Columbia Service Partners,
Inc., and Columbia Energy Services, Inc.
                                                                    G-00960483


                               OPINION AND ORDER


BY THE COMMISSION:

         On August 7, 1996, Columbia Gas of Pennsylvania, Inc. ("Columbia") filed an agreement to the Affiliated Interest Agreement with Columbia Gas of Maryland, Inc., Columbia Gas of Ohio, Inc. And Columbia Service Partners, Inc. The original affiliated interest agreement was approved by Order of this Commission on July 18, 1996, at the same Docket No. (G-00960483). The amendment contemplates Columbia providing accounting, operating, administrative, billing and other related services to Columbia Energy Services, Inc. ("Services"), the parent company of Columbia Service Partners, Inc. This filing is to become effective on September 7, 1996. Upon review of the agreement, the Commission has found need for additional information.

         Section 2102 (b) of the Public Utility Code, 66 Pa. C.S. Section 2102
(b), provides that the agreement shall be deemed approved if a written order is not entered at the end of thirty days after filing of this agreement, unless the Commission extends the thirty day period. In order to adequately review the agreement, it is necessary that we extend the consideration period for an additional sixty-nine days, or to November 15, 1996; THEREFORE,

         IT IS ORDERED:

                 That the period for consideration of the amendment to the Affiliated Interest Agreement between Columbia Gas of Pennsylvania, Inc., Columbia Gas of Maryland, Inc., Columbia Gas of Ohio, Inc., and Columbia Service Partners, Inc., filed August 7, 1996, to become effective September 7, 1996, is hereby extended for an additional sixty-nine days, or to November 15, 1996.




                                               BY THE COMMISSION,

                                               //s//John G. Alford
                                               Secretary


(SEAL)

ORDER ADOPTED:   September 5, 1996

ORDER EXTENDED:  September 5, 1996